OGE Energy Corp. (OGE)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

OGE shareholder since 2011

Vote for the Simple Majority Vote Proposal, No. 5

Vote against Mr. Peter Clarke, Chair of the OGE Energy Corporate Governance Committee

There is no need to emphasize the importance of Simple Majority voting provisions, the topic of Proposals 5 in the 2023 proxy because 98% of OGE Energy shareholders, who voted at the 2020 OGE annual meeting, voted in favor of Simple Majority voting provisions.

The problem is that in order to adopt Proposals 5 – 80% of all OGE shares outstanding must approve. The problem is that less than 80% of OGE shares outstanding typically vote at the OGE annual meeting.

The problem is that Mr. Peter Clarke, Chair of the Corporate Governance Committee, apparently believes in pinching pennies when it comes to putting any extra effort into getting more shareholders to vote which is critically required in order to adopt proposal 5.

Under proposal 5 in the current 2023 annual meeting proxy there is no mention of even a baby step effort by Mr. Clarke or the OGE Board to increase the shareholder vote turnout so that OGE can show that it is motivated to take serious action when 98% of its shareholders vote in favor of this important topic at the annual meeting. Instead Mr. Clarke apparently believes in a low energy response when shareholders vote 98% in favor of improving OGE corporate governance.

Votes for Proposal 5 and against Mr. Clarke can send a message to the OGE Board to make a serious effort to increase OGE shareholder voting turnout so that simple majority voting will finally be adopted.

Proposal 5 would go a long way to improve the governance of OGE and due to the market capitalization of OGE even a fraction of 1% increase in the capitalization of OGE means a $20 million increase in the value of OGE stock. If Mr. Clarke authorized spending of $1 million to make sure enough shareholders voted in order to adopt Proposal 5, Mr. Clarke would be getting a $20 return for every $1 invested.

Vote for the Simple Majority Vote Proposal, No. 5

Vote against Mr. Peter Clarke, Chair of the Corporate Governance Committee

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy. Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.